

April 3, 2017

Emily C. Decker
Senior Vice President, General Counsel and Secretary
Buffalo Wild Wings, Inc.
5500 Wayzata Boulevard, Suite 1600
Minneapolis, MN 55416

> **Re:** **Buffalo Wild Wings, Inc.**
> **PREC14A preliminary proxy statement filing made on March 28, 2017 by**
> **Buffalo Wild Wings, Inc.**
> **File No. 000-24743**

Dear Ms. Decker:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

General

1. Please clearly mark the proxy statement, as distinguished from the Notice of Annual Meeting of Shareholders, as preliminary. See Rule 14a-6(e)(1) of Regulation 14A. The Notice, shareholders, while filed under cover of Schedule 14A, is outside the scope of the information required in the proxy statement as defined in Rule 14a-1(g). Refer also to Rules 14a-3(a) and Rule 14a-101.

2. We noticed that the proxy statement, form of proxy and the annual report on Form 10-K will be available at a dedicated website. Please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated. If not, please affirm the method by which the proxy statements will be distributed.

Election of Directors (Proposal 1), page 8

3. We note the statement that "[t]he Board has no reason to believe that any of the nominees listed below will withdraw or be unable to serve." Please revise to indicate, if true, that each nominee has consented to serve if elected. See Rule 14a-4(d) of Regulation 14A.

4. Please provide us with an analysis of the legal basis upon which the issuer concluded that director nominee Sam B. Rovit is a bona fide nominee within the meaning of Rules 14a-4(d)(1) and (4) and that he has consented to be named in the issuer's proxy statement.

5. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Outstanding Shares and Voting Rights, page 21

6. The disclosure intimates that broker non-votes will exist. Under NYSE Rule 452, and interpretations thereof, however, all matters presented on the proxy card with respect to a contested proxy solicitation are not routine and accordingly, brokers may not exercise their discretionary authority to vote the shares they hold of record. Notwithstanding this interpretation, the disclosure contemplates the existence of votes absent the transmission of instructions to a broker, bank or other nominee if held in "street name." Please confirm the accuracy of the existing disclosures by providing us with written affirmation the statements are correct, or, alternatively, revising the disclosure to make clear, if true, that broker non-votes will not exist in this solicitation.

Security Ownership of Principal Shareholders and Management, page 22

7. Please expand footnotes 11—14 to disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares of your common stock held by FMR LLC, BlackRock, Inc., The Vanguard Group and Marcato Capital Management LP, or advise.

Annual Report on Form 10-K, page 62

8. Advise us, with a view towards revised disclosure, how the issuer intends to comply with Rule 14a-3(b) given that the mailing of the Annual Report on Form 10-K appears to be conditioned upon the receipt of a written shareholder request for delivery.

Form of Proxy

9.  It appears that the voting selections for Proposals 3 and 4 have been reversed, and that a typographical error exists within Proposal 3.  For example, Proposal 4 is a vote for the approval of the incentive compensation plan.  The form of proxy does not, however, provide the required voting options For, Against, or Abstain.  Please reconcile and revise your proxy and/or form of proxy accordingly, or advise.  Refer to Rule 14a-4(b)(1).

10. Please revise the disclosure in the sixth proposal to qualify the scope of discretionary authority granted by referencing Rule 14a-4(c)(1) or the standard codified therein.  At present, the disclosure suggests that such authority is absolute and empowers the proxy holders to vote on any business that may properly come before the meeting."

11. Disclosure on the form of proxy indicates that if no direction is given, the proxy will be voted ONE YEAR Proposal 4.  An additional disclosure states, however, that Board recommends that the proxy be voted FOR Proposal 4.  Please remove this inconsistency to remove any doubt as to the manner in which the issuer intends to vote the shares represented by the proxy if a selection has not been made.  Refer to Rule 14a-4(b).

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christina M. Thomas, Attorney-Adviser, at (202) 551-3577 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:     Michael A. Stanchfield
        Faegre Baker Daniels LLP